UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MPLC, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

 (Title of Class of Securities)

600179105

 (CUSIP Number)

Jeffrey M. Moses
Lyrical Partners, L.P.
405 Park Avenue, 6th Floor
New York, NY 10022

(212) 415-6640

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600179105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lyrical Opportunity Partners II LP 76-0844813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 341,619,602
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,619,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,619,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,505,234,205 outstanding.

CUSIP No. 600179105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lyrical Opportunity Partners II Ltd N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 341,619,602
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,619,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,619,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON (see Instructions) OO

(1) On the basis of 3,505,234,205 outstanding.

CUSIP No. 600179105	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey Keswin ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 341,619,602
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,619,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,619,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1) On the basis of 3,505,234,205 outstanding.

SCHEDULE 13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of MPLC, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 42 Corporate Park, Suite 250, Irvine, California 92606.

Item 2. Identity and Background.

This statement is being filed by Lyrical Opportunity Partners II LP, a Delaware limited partnership, Lyrical Opportunity Partners II Ltd, a Cayman Islands exempted company, and Jeffrey Keswin (collectively, the “Reporting Persons”). Lyrical Opportunity Partners II LP and Lyrical Opportunity Partners II Ltd (collectively, “Lyrical”) are institutional investors that make and hold private equity investments. The principal business address of Lyrical is 405 Park Avenue, 6th Floor, New York, NY 10022.

Jeffrey Keswin is the Managing Member of both Lyrical Corp III LLC, the General Partner of Lyrical Opportunity Partners II GP LP, which in turn is the General Partner of Lyrical Opportunity Partners II GP and of Lyrical Partners, L.P., the General Partner of Lyrical Opportunity Partners II Ltd. Mr. Keswin is a citizen of the United States of America. His principal occupation is as Managing Member of Lyrical, and his principal business address is 405 Park Avenue, 6th Floor, New York, NY 10022.

During the last five years, neither Lyrical nor Mr. Keswin has been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The closing (the “Closing”) of the transactions contemplated by that certain Series B Convertible Preferred Stock Purchase Agreement, dated January 30, 2007, by and among the Company and the Purchasers (as defined therein), occurred on February 12, 2007. At the Closing, Lyrical purchased and received 222.368 shares of the Company’s the Company’s Series B Convertible Preferred Stock, $0.10 par value per share (“Series B Preferred Stock”), which shall be convertible into 133,420,800 shares of Common Stock, for an aggregate purchase price of $2,223,680. Each share of Series B Preferred Stock is convertible into 600,000 shares of the Company’s Common Stock.

Simultaneously with the Closing, the closing of the transactions contemplated by that certain Exchange Agreement dated January 31, 2007 (“Exchange Agreement”), by and among the Company, New Motion, Inc. a Delaware corporation (“New Motion”), each of the stockholders of New Motion (“Stockholders”) and Trinad Capital Master Fund, Ltd., occurred on February 12, 2007. Pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding equity interests of New Motion (the “Interests”) from the Stockholders, and the Stockholders contributed all of their Interests to the Company. In exchange for the Interests, the Company issued to the Stockholders 500,000 shares (“Series C Preferred Shares”) of its Series C Convertible Preferred Stock, par value $0.10 per share (the “Series C Preferred Stock”), which will be convertible into that number of shares of the Company’s Common Stock, equal to 9,000,000, less the number of shares of Common Stock (on a post-Reverse Split (as hereinafter defined) basis) issuable upon the exercise of all New Motion options and warrants following their assumption by the Company. Each share of Series C Preferred Stock is convertible into approximately 4358.21 shares of the Company’s Common Stock. Lyrical purchased 17,789.586 shares of Series C Preferred Stock in a private sale.

SCHEDULE 13D	Page 6 of 8 Pages

The closing of the transactions contemplated by that certain Securities Purchase Agreement, by and among the Company and the Purchasers (as defined therein), occurred on February 28, 2007. At the closing, Lyrical purchased and received 2,177.8 shares of the Company’s the Company’s Series D 8% Convertible Preferred Stock, $0.10 par value per share (“Series D Preferred Stock”), which shall be convertible into 130,668,000 shares of Common Stock, for an aggregate purchase price of $2,613,358. Each share of Series D Preferred Stock is convertible into 60,000 shares of the Company’s Common Stock.

The Company intends to amend its restated certificate of incorporation, as amended, to provide for an increase in its authorized shares of Common Stock from 75,000,000 to 100,000,000 and a 1-for-300 reverse stock split (the “Reverse Split”). The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will immediately and automatically be converted into shares of Common Stock (the “Mandatory Conversion”) upon the approval by holders of a majority of the Company’s Common Stock (voting together on an as-converted-to-common-stock basis) of this amendment. Upon the effectiveness of such amendment, the Company will have a sufficient number of authorized but un-issued and un-reserved shares of Common Stock to allow for the full conversion of all of the securities convertible into or exchangeable for Common Stock. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the amendment of its restated certificate of incorporation, as amended. The amendment to the Company’s restated certificate of incorporation, as amended, was approved by the board of directors of the Company on February 13, 2007.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by the Reporting Persons is based on Lyrical’s ownership of 222.368 shares of the Company’s Series B Preferred Stock, 17,789.586 shares of Series C Preferred Stock, and 2,177.8 shares of Series D Preferred Stock, each on an as converted basis prior to the proposed Reverse Split and assumes a total of 3,505,234,205 shares of the Company’s Common Stock outstanding as of February 28, 2007, on a pre-Reverse Split basis.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the shares of Common Stock to which this Schedule 13D relates are held by Lyrical as an investment. Lyrical is not a member of a group relating to the Issuer. As a result of the Closing, Lyrical owns 9.7% of the total combined voting power of all classes of the Company’s capital stock.

On February 13, 2007, the board of directors approved an increase in the authorized shares of Common Stock which the Company shall have the authority to issue, the Reverse Split, a corporate name change, and a stock incentive plan (collectively, the “Actions”), and resolved to present to the stockholders of the Company the proposed Actions for their approval. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the Actions. These actions will cause the Mandatory Conversion.

Subject to the approval of the Company’s stockholders to effect the Reverse Split, upon the Mandatory Conversion (assuming no exercise or conversion of outstanding options, warrants or convertible securities), and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the holders of the Company’s capital stock will hold the following number of shares representing the following percentage of its outstanding Common Stock: the holders of Series C Preferred Stock will, in the aggregate, own approximately 7,263,688 shares of Common Stock, representing approximately 72.5% of the outstanding shares of Common Stock; the existing holders of Common Stock will own approximately 250,000 shares of Common Stock representing approximately 2.5% of the outstanding shares of Common Stock; the existing holder of Series A Preferred Stock will own approximately 1,200,000 shares of Common Stock, representing approximately 12% of the outstanding shares of Common Stock; and the existing holders of Series B Preferred Stock will own approximately 1,300,000 shares of Common Stock, representing approximately 13% of the outstanding shares of Common Stock. The shares of Common Stock received in the Reverse Split will be subject to round up for fractional shares.

SCHEDULE 13D	Page 7 of 8 Pages

Other than as described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Transactions by the Reporting Person in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Jeffrey Keswin disclaims beneficial ownership of the shares of Common Stock held by Lyrical.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lyrical Opportunity Partners II LP

By Lyrical Opportunity Partners II GP LP, its General Partner By Lyrical Corp III LLC, its General Partner

March 22, 2007	By:	/s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

Lyrical Opportunity Partners II Ltd

By Lyrical Partners L.P., its General Partner

March 22, 2007	By:	/s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

March 22, 2007	/s/ Jeffrey Keswin
Jeffrey Keswin